					EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,					Three Months Ended
	2008	2009	2010	2011	2012	March 31, 2013
Income from continuing operations
before income taxes	785.7	884.6	915.6	866.1	944.2	241.4

Fixed Charges:
Interest on long-term and
short-term debt including
amortization of debt expense	72.0	62.9	70.0	87.5	94.5	24.5

Portion of rental expense as can be
demonstrated to be representative
of the interest factor	58.4	61.0	67.4	73.4	75.3	19.4

Total fixed charges	130.4	123.9	137.4	160.9	169.8	43.9

Earnings before income taxes and
fixed charges	916.1	1,008.5	1,053.0	1,027.0	1,114.0	285.3

Ratio of earnings to fixed charges	7.03	8.14	7.66	6.38	6.56	6.50